UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ARGOS THERAPEUTICS INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

040221 103

(CUSIP Number)

31 DECEMBER 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040221 103	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Coöperatieve AAC LS U.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,254,388
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,254,388
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,254,388
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.05%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 040221 103	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Forbion I Management B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,254,388
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,254,388
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,254,388
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.05%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 040221 103	13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

ARGOS THERAPEUTICS, INC

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4233 Technology Drive

Item 2(a).	Name of Person Filing:

This Statement is being filed by Coöperatieve AAC LS U.A. (“COOP”), and Forbion 1 Management B.V. (“Forbion”), the director of COOP. COOP and Forbion are sometimes referred to collectively herein as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business and principal office of each of the Reporting Persons is c/o Coöperatieve AAC LS U.A, PO Box 5187, 1410 AD Naarden, The Netherlands.

Item 2(c).	Citizenship:

Coöperatieve AAC LS U.A. – The Netherlands

Forbion 1 Management B.V. – The Netherlands

Item 2(d).	Title of Class of Securities:

common stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

040221 103

Item 3.

Item 4.	Ownership.

COOP is the beneficial owner of 1,254,388 shares of Common Stock as of December 31, 2015 (the “Shares”). Forbion, the director of COOP, has voting and investment power over the shares held by COOP, which are exercised through Forbion’s investment committee, consisting of H. A. Slootweg, M. A. van Osch, G. J. Mulder and S. J. H. van Deventer. None of the members of the investment committee have individual voting and investment power with respect to such shares, and the members disclaim beneficial ownership of such shares except to the extent of their proportionate pecuniary interests therein

(a)	Amount beneficially owned: 1,254,388(1)

(b)	Percent of class: 6.05%

CUSIP No. 040221 103	13G	Page 5 of 8 Pages

The foregoing percentage is calculated based on the 20,735,315 shares of Common Stock of $0.001 per share outstanding as of November 9, 2015 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 16, 2015.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,254,388

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,254,388

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement among the Reporting Persons to file jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

CUSIP No. 040221 103	13G	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2016

COÖPERATIEVE AAC LS U.A.

By:	/s/ M.A. van Osch /s/ S.J.H. van Deventer
Name: M.A. van Osch S.J.H van Deventer
Title: Directors of:

FORBION 1 MANAGEMENT B.V.

By:	/s/ M.A. van Osch /s/ S.J.H. van Deventer
Name: M.A. van Osch S.J.H van Deventer
Title: Directors

CUSIP No. 040221 103	13G	Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit	99.1 Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.